Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2015

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. and its subsidiaries (“Cipher” or “the Company") for the year ended December 31, 2015. This document should be read in conjunction with the audited consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar/searchedgar/companysearch.html.

The discussion and analysis within this MD&A are as of February 23, 2016.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada and U.S. securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on certain key products; integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2015, and elsewhere in our filings with Canadian and U.S. securities regulators. Except as required by Canadian or U.S. securities laws, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Management’s Discussion & Analysis | 1

Change in presentation currency

Effective April 1, 2015, we changed our presentation currency from the Canadian dollar to the United States dollar. We believe that changing our presentation currency to U.S. dollars will result in more relevant and reliable information for our financial statement users, and will more accurately reflect the results of our operations. For the period ended March 31, 2015 and for all prior periods, we presented our financial statements in Canadian dollars. The comparative figures disclosed in our financial statements for the year ended December 31, 2015, and in this Management’s Discussion and Analysis, have been retrospectively changed to reflect the change in presentation currency to the U.S. dollar, as if the U.S. dollar had been used as the presentation currency for all prior periods. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Overview

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company, with a robust and diversified portfolio of commercial and late-stage products. Cipher acquires first-in-class or best-in-class products and transformative compounds that fulfill high unmet medical needs. Our experienced management team has a proven track record of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners. Cipher is well-capitalized to drive sustained earnings growth by leveraging our proven clinical development capabilities and efficient commercial execution. With seven transactions announced in 2015 and significant regulatory progress, we are on pace to achieve our goal of expanding our Canadian dermatology franchise, building a U.S. commercial presence and ultimately, becoming the most customer-centric dermatology company in North America.

Growth Strategy

With a mandate to leverage Cipher’s existing core capabilities, infrastructure and existing product portfolio (led by a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the U.S. and Epuris® in Canada), in fiscal 2014 the Company implemented a three-pronged growth strategy, enabling its transformation from a royalty revenue company into a pure play dermatology company and significantly improving its long-term growth opportunities. The three components of the growth strategy are:

•	Building a larger dermatology franchise in Canada through a combination of in-licensing and acquisitions (acquisitions would be accretive within two years);
•	Acquiring and developing potentially transformative technology that can be commercialized efficiently in North America; and
•	Establishing a commercial operation in the U.S. through M&A and build a leading dermatology franchise in that country.

In the second half of 2014, Cipher began delivering on its growth strategy, making strides towards achieving its vision of becoming the most customer-centric dermatology company in North America. To support this strategy, the Company listed its shares on NASDAQ (CPHR) in late November 2014.

Cipher completed seven transactions in 2015, acquiring 15 dermatology products, the majority of which are either commercial or late-stage pre-commercial, significantly expanding its product portfolio. These acquisitions support all three components of Cipher’s growth strategy.

In January 2015, the Company announced the acquisition of seven pre-clinical compounds for the treatment of melanoma and other cancers from Melanovus Oncology, Inc. ("Melanovus"), including the related intellectual property from The Penn State Research Foundation. Shortly after this, we announced that Cipher had acquired the commercial rights for the novel antibacterial compound Ozenoxacin for the treatment of impetigo. In addition, in March of this year, Cipher licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma (“Can-Fite”) for moderate to severe plaque psoriasis and rheumatoid arthritis.

Cipher strengthened its product pipeline with the acquisition of the worldwide rights to three products from Astion Pharma, a Denmark-based specialty pharmaceutical company in Q1 2015. We believe the three products, namely Dermadexin™, Pruridexin™, and ASF-1096, will strengthen Cipher’s dermatology product pipeline and, if approved, would present a sizable market opportunity. In Q3 2015, Cipher’s 510(k) submissions for Dermadexin™ and Pruridexin™ were accepted for regulatory review by the U.S. Food and Drug Administration (“FDA”). Both products were also submitted to Health Canada for review as Natural Health Products.

In May 2015, we acquired the Canadian rights to Vaniqa® and Actikerall® from Almirall S.A, a Spanish pharmaceutical company.  Both products have been approved by Health Canada and Vaniqa is currently on the market in Canada. We announced the Canadian launch of Actikerall on February 22, 2016.

2 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

In April 2015, we delivered on our strategic priority of establishing a U.S. commercial sales and marketing capabilities through the acquisition of Innocutis Holdings, LLC (“Innocutis”), a privately-held U.S. dermatology company. In addition to acquiring Innocutis’ nine branded dermatology products, led by Sitavig, a breakthrough treatment for cold sores launched in the U.S. in Q3 2014 with significant upside sales potential, Cipher plans to leverage the U.S. sales platform to launch its other recently acquired products into the U.S. market. Cipher has developed and is implementing an aggressive sales and marketing program to reverse the business decline and to accelerate the growth and maximize the potential sales of Sitavig and Nuvail in the U.S. In addition, on February 17, 2016 we announced the launch of Bionect Foam in the US.

Looking forward, we plan to continue on this growth trajectory as we focus on investing in the short-term to maximise the potential of our existing products, while at the same time, continuing to identify opportunities to acquire additional late stage dermatology products to further strengthen and deepen our existing product portfolio. We will also continue to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements in other markets, where economically viable.

Acquisition of Innocutis and Debt Facility

On April 13, 2015, Cipher announced its U.S. commercial entry through the acquisition of Innocutis. Consideration for the acquisition was $45.5 million in cash, paid on closing. The agreement also includes additional Innocutis management incentive payments of up to $3.0 million in cash over a three-year period based on the achievement of certain financial performance targets. The first component of the incentive program, related to achievement of an EBITDA target in 2015, was not achieved and as a result the maximum that could be paid out in the future is $2.0 million. No amounts have been accrued as at December 31, 2015.

In conjunction with the Innocutis acquisition, Cipher closed on a private offering of $100 million in aggregate principal amount of Senior Secured Notes due 2020 (the "Notes"), provided by investment funds managed by Athyrium Capital Management (together, "Athyrium"). The Company received an initial drawdown of $40 million, which was used to fund the majority of the purchase price for Innocutis. The remaining balance of the Notes will be made available to finance future acquisitions and is available to Cipher up until June 30, 2016. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company and its subsidiaries, subject to certain exceptions. The Notes have certain restrictive covenants, including quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. The Company is in compliance with these covenants at December 31, 2015.

In connection with the offering, Cipher issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at $9.22 (equal to the five-day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years following issuance.

Commercial Products Update

Absorica®/ Epuris® (CIP-ISOTRETINOIN)

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company's marketing rights to this product include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions, as compared to existing isotretinoin products. Due to its high lipophilicity, oral absorption of isotretinoin is enhanced when given with a high-fat meal. CIP-ISOTRETINOIN is bioequivalent to Accutane® (isotretinoin) capsules when both drugs are taken with a high-fat meal. However, when both drugs are taken under fasted conditions, CIP-ISOTRETINOIN provides 83% greater absorption than Accutane (isotretinoin) capsules.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) a Sun Pharma Company, in Q4 2012 under the trade name Absorica. The product has performed well since launch, achieving 18.1% market share by December 2015, based on total isotretinoin prescriptions (source: IMS). In 2014, Ranbaxy launched two new strengths of Absorica (25 mg and 35 mg) to provide further flexibility to physicians in the weight-based dosing of isotretinoin.

According to IMS, the U.S. isotretinoin market was over US$680 million in 2015, an increase of 8.1% over the prior year, with prescriptions growing by 8.6% on a year-over-year basis. Overall, Absorica prescriptions grew by 3.7% in 2015 compared to 2014 (source: IMS).

Absorica is currently protected by five issued patents which are listed in the FDA's Approved Drug Products List (Orange Book) which expire in September 2021. Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in 2008 with a second patent (Patent Number 8,367,102) issued in 2013. A third patent (Patent Number 8,952,064) was issued in February 2015 and the fourth and fifth patents (Patent Numbers 9,078,925 and 9,089,534) were issued in July 2015. The five patents are formulation-related patents describing the product ingredients. There is one additional new Absorica patent application pending with the U.S. Patent and Trademark Office.

Management’s Discussion & Analysis | 3

In October 2015, the Company, along with Ranbaxy and Galephar, entered into a Settlement Agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. ("Actavis") that dismissed the patent litigation suit.  As part of the Settlement Agreement, Cipher, Ranbaxy and Galephar entered into a non-exclusive license agreement with Actavis under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021) or earlier under certain circumstances.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris and Cipher launched the product in Canada in June 2013 with its own sales force. According to IMS, the Canadian market for isotretinoin in 2015 was CDN$17.5 million, an increase of 6.5% over 2014. Isotretinoin prescriptions in Canada for Q4 2015 increased by 8.5% compared to Q4 2014.

Epuris market share continues to grow in 2015 achieving a prescription market share of 21.3% as of December 2015 (source: IMS) compared with 15.5% in December 2014. In Q4 2015, Epuris prescriptions grew by over 50% over the prior year and feedback from the Canadian dermatology community continues to be encouraging.

Lipofen® (CIP-FENOFIBRATE)

Lipofen is a novel formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as "good cholesterol''. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Lipofen was the first product from the Company’s pipeline to receive FDA approval. Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”). The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

According to IMS, the hyperlipidemia market in the U.S. exceeded US$12.6 billion in 2015 and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. was US$1.0 billion during 2015, down from US$1.2 billion in the previous year.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. In Q2 2014, Cipher and Kowa agreed to pre-emptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Since the beginning of 2015, Kowa has reduced their commercial efforts significantly on the promotion of Lipofen. Prescriptions for Lipofen and the authorized generic were down 2% in Q4 2015 versus Q3 2015.

ConZip® / Durela® (CIP-TRAMADOL ER)

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product received FDA approval in 2010. In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical Pharmaceuticals Inc. (“Vertical”), a U.S.-based specialty pharmaceutical company and the product was launched in the U.S. in September 2011 by under the trade name ConZip. Cipher receives a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments, contingent upon the achievement of certain future net sales targets. ConZip was launched with a dedicated sales force of 60 representatives which reached 75 representatives and in 2013, Avista Capital Partners, a U.S.-based private equity firm, acquired a controlling equity interest in Vertical. According to IMS, the U.S. market in 2015 for extended release formulations of tramadol exceeded US$60 million which represents 1.7% of the total tramadol immediate-release and extended-release prescription market. An authorized generic version of the product was launched by the Company in the U.S. market in July, 2015 through Vertical. Prescriptions for ConZip and the authorized generic were up 18% in Q4 2015 compared to Q3 2015. This resulted in a 41% increase in the combined sales of ConZip and the authorized generic tramadol ER in Q4 2015 compared to Q3 2015. Net revenue for Cipher in Q4 2015 was over $1 million, a more than two-fold increase over Q3 2015.

In Q3 2011, Cipher received Health Canada approval for CIP-TRAMADOL ER and completed a Canadian distribution and supply agreement with Medical Futures Inc. (“Medical Futures”). The product was launched in Canada in March 2012 under the trade name Durela. Cipher receives a double-digit royalty on net sales and is eligible to receive future milestone payments contingent upon the achievement of cumulative net sales targets. Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives. Durela net sales were up 11% in 2015 compared to the prior year. In June of 2015 Medical Futures was acquired by Tribute Pharmaceuticals Canada Inc. (“Tribute”) who have increased their commercial effort on Durela and during the same month POZEN Inc. announced the acquisition of Tribute, which is now complete. Effective February 5, 2016, the new combined company is now named Aralez Pharmaceuticals Inc. According to IMS, the Canadian market for extended-release tramadol was approximately CDN$27 million in 2015, which was unchanged from 2014. Patents that expire in 2022 have been issued both in the U.S. and Canada for the product.

4 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

Commercial Products Acquired Through Innocutis

SITAVIG®

Sitavig, which was launched in July 2014, is a unique, timed-release, mucoadhesive buccal tablet containing 50 mg of acyclovir indicated for the treatment of herpes labialis (cold sores). Administration of a single Sitavig tablet enables the active ingredient to penetrate the surrounding tissues in significantly higher concentrations than is possible through systemic delivery. Sitavig is the only treatment for herpes labialis that is proven to increase the time between oral herpes outbreaks and decrease the number of oral herpes outbreaks.

While the prescription herpes labialis market is largely genericized, it is a sizable market opportunity for Cipher. If converted to branded Sitavig dollars the available market opportunity is $5.9 billion.

Cipher is pursuing several strategies to capitalize on this market opportunity and increase market penetration of Sitavig. Sitavig currently has a 16.1% share of the topical branded anti-viral therapies prescribed by dermatologists.  Currently, 75% of the Sitavig TRxs come from Dermatology. Cipher is implementing an aggressive sales and marketing approach to enhance the Dermatology position. Historically, Cipher has only marketed to dermatologists, however, there is also a large non-dermatology component to the herpes labialis market. Cipher plans to broaden the potential of the product by expanding promotional efforts into other specialities and primary care, as well as using marketing, non-personal promotion and actively seeking partnerships to grow the non-dermatology market for Sitavig.  Total Sitavig prescriptions grew 27% in Q4 2015 versus Q3 2015 and net sales grew by more than 100%.

NUVAIL®

Nuvail is a polymer solution (poly-ureaurethane) indicated for managing the signs and symptoms of nail dystrophy. The product is applied once-daily and dries with a clear matte finish.

The prescription nail dystrophy market is relatively small in the U.S. with $4.3 million in 2015 sales. Nuvail launched in June 2012 and in Q4 2015 achieved 65% share of the nail dystrophy market. Nuvail net revenue was up over 70% in Q4 2015 over Q3 2015 despite the fact that prescriptions decreased by 6% in the same period, reflecting the continued impact of two new topical onychomycosis (“OM”) treatments which were launched in late 2014. OM and nail dystrophy are common comorbidities. It appears that the new OM treatments are competing with products indicated for nail dystrophy by only addressing the issue of fungus and not nail dystrophy. Cipher will focus on nail dystrophy which is often a pre-cursor to fungus infections. Nail dystrophy is seen in mycotic, psoriatic, and brittle nails.  It is estimated that 20% of adults in the U.S. have Brittle Nail Syndrome.

BIONECT®

Bionect is a topical hyaluronic acid (“HA”) indicated for the treatment of signs and symptoms of skin irritation. The topical hyaluronic market was approximately $2.8 million in 2015. Total prescriptions decreased by 16% in 2015 compared to 2014. Bionect maintained 93% topical HA market share in Q4 2015 with prescriptions growing by 5.5% in Q4 2015 versus Q3 2015. To enhance the brand positioning a new formulation of the product, Bionect Foam has been manufactured and was launched in January 2016.

Management’s Discussion & Analysis | 5

Pre-Commercial Products

Beteflam Patch

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Beteflam Patch (previously named the Betesil Patch), a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis, from Institut Biochemique SA (“IBSA”). Based on feedback from Canadian dermatologists, the Beteflam Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the product has been established in two successful European Phase III trials and one successful Phase IV trial conducted by IBSA and it is currently marketed in several European countries. In Q4 2014, Cipher submitted the Beteflam regulatory package, which successfully passed screening in Q1 2015, and approved by Health Canada late in December 2015. We expect to launch Beteflam in Canada by May 2016.

Ozenoxacin

In Q1 2015, Cipher in-licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer International SA (“Ferrer”), a privately-held Spanish pharmaceutical company. During Q3 2015, Ferrer successfully completed the second Phase III clinical trial for Ozenoxacin. Cipher anticipates a regulatory submission to Health Canada by April 2016, with a launch in 2017, if approved. Cipher is not responsible for any future development costs, should any be required.

Dermadexin™, Pruridexin™ and ASF-1096

In Q1 2015, Cipher further strengthened its product pipeline by acquiring the worldwide rights to three products from Astion Pharma ("Astion"), a Denmark-based specialty pharmaceutical company. The three products are focused on inflammatory dermatological diseases: Dermadexin™, Pruridexin™, and ASF-1096. Dermadexin and Pruridexin target common, chronic conditions that are insufficiently addressed today. In Q3 2015, Cipher received an Acceptance Review Notification for its 510(k) submissions for both Dermadexin™ and Pruridexin™ to the FDA.  The Notification confirms that the submission contains all of the necessary elements and information needed to proceed with the substantive review. Both files remain under review by the FDA. In addition, Pruridexin™ and Dermadexin™ were both submitted for review by Health Canada during Q3 2015 as Natural Health Products with approvals expected in 2016. Cipher has an orphan drug indication in the EU for ASF-1096, a product candidate that has promise as a treatment for a highly disfiguring rare disease, discoid lupus erythematosus, with no current cure. Cipher will pursue an efficient drug development program to support the approval of ASF-1096 in the North American and European markets.

CF101

In Q1 2015, Cipher in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite for moderate to severe plaque psoriasis and rheumatoid arthritis.

CF101 recently completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Top-line results from the trial were published by Can-Fite at the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive showing that CF101 effectively improved disease symptoms. In addition, at the end of 2013, Can-Fite completed a Phase IIb study for CF101 for active rheumatoid arthritis (“RA”), and has now completed the study design for a Phase III program. Can-Fite plans to start enrolling patients into the Phase III RA program in the first half of 2016 and start the psoriasis Phase III program in the second half of 2016. The timeline to regulatory submissions to Health Canada will be determined by the successful completion of these registration clinical trial programs. Cipher is not responsible for any of these development costs.

Nanolipolee-007

In December 2014, Cipher acquired the assets of Melanovus, a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers, with world-wide rights. The lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-RAF resistant strains) in-vitro as well as in early in-vivo studies.  Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the FDA, Health Canada and other health authorities.  The plan for the development of the remaining six topical and oral skin cancer compounds in the portfolio has not yet been established.

6 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

Out-Licensing Activities

Cipher continues to pursue marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America. In Q2 2014, Cipher entered into a distribution and supply agreement with Laboratorios Andrómaco S.A. ("Andrómaco") under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher's isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. The registration process is completed for 10 mg and 30 mg strengths and once regulatory approval for all strengths (10 mg, 20 mg and 30 mg) is granted, it is expected that Cipher's product will be marketed, in 2016, under the brand name Lisacne-CIP, replacing Andrómaco's current isotretinoin product, Lisacne. Andrómaco is majority owned by Grünenthal GmbH, Germany. Under the terms of the agreement, Cipher achieved a modest regulatory milestone payment in Q3 2015 and is eligible for commercial milestone payments. Cipher will also supply finished product to Andrómaco and product manufacturing will be fulfilled by Cipher's partner, Galephar.

In Q3 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Limited (“Ranbaxy India”), a Sun Pharma Company, under which Cipher has granted them the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy India plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be the flagship product in Ranbaxy India’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding $50 million, and the market has been growing steadily. Under the terms of the agreement, Cipher has received an up-front payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the finished product and product manufacturing will be done by Cipher's partner, Galephar. Ranbaxy India will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

In-Licensing Activities

The Company continues to pursue the acquisition or in-licensing of new late-stage to commercial-stage dermatology product candidates.

Selected Annual Information

The following information has been prepared in accordance with IFRS in U.S. dollars.

Financial Information (in MILLIONs of U. S. dollars, except per share amounts):

For the years ended December 31,

	2015	2014	2013
Total revenue	$34.4	$29.2	$26.0
Net income for the year	$1.8	$18.8	$23.9
Basic earnings per share	$0.07	$0.74	$0.97
Diluted earnings per share	$0.07	$0.71	$0.93
Total assets	$109,646	$66,105	$52,228

The fluctuations in reported results during these periods resulted primarily from the following factors:

•	In 2015, the acquisition of Innocutis on April 13, 2015 resulted in an increase in product revenue as well as a significant increase in operating expenses;

•	In 2015, the Company recognized a deferred tax asset that contributed $6.2 million to net income;

•	In 2014, the Company recognized a deferred tax asset that contributed $04.7 million to net income;

•	In 2013, a $5 million milestone was earned based on the cumulative net sales of Absorica; and,

•	In 2013, the Company recognized a deferred tax asset that contributed $6.0 million to net income.

Management’s Discussion & Analysis | 7

Review of Operating Results

Revenue (in thousands of U.S. dollars)

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
Licensing revenue	25,963	27,356	(1,393)	(5)
Product revenue	8,446	1,868	6,578	352
Total revenue	34,409	29,224	5,185	18

Total revenue in 2015 was $34.4 million compared to $29.2 million in 2014, an increase of 18%. The increase in product revenue was primarily a result of the acquisition of Innocutis in Q2 2015. Product revenue from U.S. operations was $5.6 million for the period following acquisition. Product revenues from Canadian products was $2.9 million compared to $1.9 million in 2014. In local currency, the year-over-year growth in revenues was 80%. Royalty revenue was 5% lower in 2015 than 2014.

In Q4 2015 total revenue was $9.7 million compared to $7.5 million in Q4 2014. Licensing revenue was 3% lower than Q4 2014. Product revenue in Q4 2015 was $3.1 million compared to $0.6 million in Q4 2014. The increase was primarily a result of the acquisition of Innocutis. Canadian product sales (Epuris and Vaniqa) also contributing to the increased performance over prior year.

Licensing Revenue

Revenue for Absorica was $4.3 million in Q4 2015, compared to $4.9 million in Q4 2014. Market share dropped slightly to 18.1%, compared to 20.3% in Q4 2014.

Revenue for Lipofen was $1.3 million in Q4 2015, the same level as in Q4 2014. The product continues to perform well in 2015 despite the fact our partner, Kowa, has decreased their commercial efforts.

Revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) was $1.0 million in Q4 2015, compared to $0.4 million in Q4 2014. An authorized generic version of the product was launched in the U.S. market in July 2015 by Cipher through its partner Vertical. In Q4 2015, a contractual milestone was achieved related to annual net sales and the impact on Q4 2015 results was $0.4 million.

Product Revenue

Epuris was launched in June 2013 and in May 2015, a second product, Vaniqa was added to the Canadian portfolio. Canadian product revenue in Q4 2015 increased by 57% compared to Q4 2014, with Vaniqa contributing 20% of that growth amount.

Product revenue growth in Q4 2015 resulting from the products acquired with the acquisition of Innocutis was $2.2 million, driven by Sitavig ($0.9 million), Nuvail ($0.7 million), Bionect ($0.3 million), Inova ($0.2 million) and Umecta ($0.1 million). Sitavig total prescriptions were up 27% in Q4 2015 compared to Q3 2015.

8 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

Research and DevelopmeNt Expense (in thousands of U.S. dollars)

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
Research and development	2,143	1,111	1,032	93

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities. R&D expense in 2015 was $2.1 million, compared to $1.1 million in 2014. R&D expense in Q4 2015 was $0.8 million, compared to $0.3 million for the same period in 2014. The increase in R&D expense reflects the additional activities being carried out by the Company related to the products in-licensed in 2015.

Selling and MARKETING Expense (in thousands of U.S. dollars)

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
Selling and marketing	8,811	2,069	6,742	325

Selling and marketing expense in Q4 2015 was $3.3 million, compared to $0.5 million in Q4 2014. The increase is primarily attributable to the acquisition of Innocutis in April 2015.  The U.S. based sales and marketing expenses are mainly focused on driving the growth of Sitavig, Nuvail and Bionect through an internal sales force and enhanced marketing efforts.  This was also the contributing factor for the increase in selling and marketing expense compared to prior year. For 2015, selling and marketing expense was $8.8 million compared to $2.1 million in 2014.

General and Administrative Expense (“G&A”) (in thousands of U.S. dollars)

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
General and administrative	16,594	6,923	9,671	140

General and administrative (“G&A”) expense in Q4 2015 was $5.0 million, compared to $2.3 million in Q4 2014. The translation of the Canadian cash and cash equivalents resulted in a foreign exchange loss of $1.3 million in Q4 2015. Expenses incurred by U.S. operations in Q4 2015 were $1.9 million.

For the full year, the increase of $9.7 million compared to prior year was also related to the items mentioned above, as well as transaction-related costs for product acquisitions and the acquisition of Innocutis, which totalled $1.6 million and a foreign exchange loss on the translation of Canadian denominated cash balances of $3.3 million.

Amortization of Intangible Assets (in thousands of U.S. dollars)

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
Amortization of intangible assets	4,404	686	3,718	542

The Company began amortizing the intangible rights for CIP-TRAMADOL ER in Q3 2011, and CIP-ISOTRETINOIN in Q1 2009. Amortization expense has also been recorded on the product acquisitions completed in 2015. In addition, amortization expense is now being recorded on the intangible assets acquired in the Innocutis acquisition, which totalled $3.4 million during 2015.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Management’s Discussion & Analysis | 9

FINANCE COSTS (in thousands of U.S. dollars)

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
Interest on senior secured notes	3,824	-	3,824	n.m.
Change in fair value of derivative financial instrument	(2,374)	-	(2,374)	n.m.
Interest Income	(371)	(488)	117	(24)
Total finance costs	1,079	(488)	1,567	(321)

n.m. not meaningful

Finance costs include interest on senior secured notes net of the gain from the change in the fair value of warrants and interest expense earned on surplus cash balances. The prior period figures only include interest income as the debt under the senior secured notes of $40 million was drawn down in conjunction with the Innocutis acquisition in Q2 2015. The interest rate on the debt is 10.25%. Finance costs in Q4 2015 is composed of interest on senior secured notes of $1.3 million, loss from the change in the fair value of the warrants in the amount of $0.1 million due to an increase in stock price during the quarter, net of interest income of $0.1 million.

ADJUSTED EBITDA (in thousands of U.S. dollars)

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
ADJUSTED EBITDA	9,838	19,810	(9,972)	(50)

EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest expense/income, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation, changes in fair value of derivative financial instruments and foreign exchange gains and losses from the translation of Canadian cash balances.

The Company considers Adjusted EBITDA as a key metric in assessing business performance and considers Adjusted EBITDA to be an important measure of operating performance and cash flow, providing useful information to investors.

The following is a summary of how EBITDA and Adjusted EBITDA are calculated (in thousands of U.S. dollars):

For the years ended December 31,

	2015	2014
Net income	1,769	18,773
Add back
Depreciation and amortization	4,466	702
Interest expense/income	3,453	(488)
Deferred tax (recovery)	(2,916)	(360)
EBITDA	6,772	18,627
Change in fair value of derivative	(2,375)	-
(Gains) losses from the translation of Canadian cash balances	3,273	-
Share-based compensation	2,168	1,183
Adjusted EBITDA	9,838	19,810

10 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

Adjusted EBITDA in 2015 was $9.8 million, a decrease of $10.0 million compared to 2014. The reduction in Adjusted EBITDA for the year was impacted by the operating losses incurred in the Company’s U.S. operations following the acquisition of Innocutis in April 2015.

For the three month periods ended December 31,

	Q4 2015	Q4 2014
Net income	2,040	3,190
Add back
Depreciation and amortization	1,735	171
Interest expense/income	1,256	(150)
Deferred tax (recovery)	(5,041)	960
EBITDA	(10)	4,171
Change in fair value of derivative	133	-
(Gains) losses from the translation of Canadian cash balances	1,169	-
Share-based compensation	499	370
Adjusted EBITDA	1,791	4,541

Adjusted EBITDA in Q4 2015 was $1.8 million, a decrease of $2.8 million compared to Q4 2014. The reduction in Adjusted EBITDA for the period was impacted by the operating losses incurred in the Company’s U.S. operations following the acquisition of Innocutis in April 2015.

Income Taxes

Income tax expense is recognized based on domestic and international statutory income tax rates in the jurisdictions in which the Company operates. These rates are then adjusted to effective tax rates based on management's estimate of the weighted average annual income tax rate expected for the full year in each jurisdiction taking into account taxable income or loss in each jurisdiction and available utilization of deferred tax assets. Deferred tax assets are recognized to the extent that it is probable that the asset can be recovered.

At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize a deferred tax asset.  This assessment requires the exercise of judgement, which includes a review of projected taxable income. At December 31, 2015 the Company has recognized a deferred tax asset on the balance sheet of $8.4 million, arising from accumulated losses carried forward from previous years, and a corresponding tax recovery on the statement of earnings and comprehensive income.  The Company believes that it is probable that future taxable income will be available against which tax losses can be utilized.

The Company also has approximately $4.3 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements related to the U.S. operations. These assets consist of non-capital loss carry forwards, timing difference and capital losses which are available to reduce taxable income in future years in the U.S.

Management’s Discussion & Analysis | 11

Earnings per Share

For the years ended December 31,

	2015	2014	$ change in 2015	% change in 2015
Income - in thousands of U.S. dollars	1,769	18,773	17,004	(91)
Basic earnings per share	0.07	0.74
Diluted earnings per share	0.07	0.71

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated taking into account dilutive instruments that are outstanding.

Net income in Q4 2015 was $2.0 million, or $0.08 per basic share, compared to net income of $3.2 million, or $0.12 per basic share, in Q4 2014.

Net income in 2015 was $1.8 million, or $0.07 per basic share, compared to net income of $18.8 million, or $0.74 per basic share, in 2014.

The weighted average number of shares outstanding for the year ended December 31, 2015 was 25,943,650 (2014 - 25,336,068). The dilutive weighted average number of shares outstanding for the year ended December 31, 2015 was 26,381,704 (2014 - 26,278,503).

Summary of Quarterly Results

Quarterly Statements of EARNINGS (LOSS) (in thousands of U.S. dollars, except per share amounts)

For the year ended December 31, 2015

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2015 Total
Licensing revenue	6,745	6,318	6,263	6,637	25,963
Product revenue	655	2,517	2,197	3,077	8,446
Cost of products sold	187	934	847	557	2,525
Research and development	359	509	509	766	2,143
Selling and marketing	475	2,413	2,595	3,328	8,811
General and administrative	2,803	3,478	5,347	4,966	16,594
Amortization of intangible assets	136	1,221	1,338	1,709	4,404
Interest on senior secured notes	-	968	1,543	1,313	3,824
Change in fair value of warrants	-	(392)	(2,116)	134	(2,374)
Interest income	(135)	(96)	(82)	(58)	(371)
Income (loss) before income taxes	3,575	(200)	(1,521)	(3,001)	(1,147)
Income tax expense (recovery)	1,072	358	695	(5,041)	(2,916)
Income (loss) for the period	2,503	(558)	(2,216)	2,040	1,769
Foreign currency translation adjustment	(4,688)	-	-	-	(4,688)
Income (loss) and comprehensive income (loss) for the period	(2,185)	(558)	(2,216)	2,040	(2,919)
Basic earnings (loss) per share	0.10	(0.02)	(0.09)	0.08	0.07
Diluted earnings (loss) per share (1)	0.09	(0.02)	(0.09)	0.08	0.07

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year.

12 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

For the year ended December 31, 2014

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014 Total
Licensing revenue	6,833	7,553	6,152	6,818	27,356
Product revenue	308	457	470	633	1,868
Cost of product sold	91	137	124	158	510
Research and development	324	281	245	261	1,111
Selling and marketing	465	554	507	543	2,069
General and administrative	1,627	1,534	1,440	2,322	6,923
Amortization of intangible assets	172	173	174	167	686
Interest income	93	111	134	150	488
Income before income taxes	4,555	5,442	4,266	4,150	18,413
Income tax expense (recovery)	1,051	1,311	(3,682)	960	(360)
Income for the period	3,504	4,131	7,948	3,190	18,773
Other comprehensive income (loss)	(1,379)	1,488	(2,421)	(1,847)	(4,159)
Income and other comprehensive income	2,125	5,619	5,527	1,343	14,614
Basic earnings per share (2)	0.14	0.16	0.31	0.12	0.74
Diluted earnings per share	0.13	0.16	0.30	0.12	0.71

(2) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

For the year ended December 31, 2013

	Q1	Q2	Q3	Q4	2013 Total
Licensing revenue	3,266	5,335	5,384	11,609	25,594
Product revenue	-	86	42	270	398
Cost of product sold	-	26	12	98	136
Research and development	305	333	374	335	1,347
Selling and marketing	370	725	479	415	1,989
General and administrative	882	1,133	1,120	910	4,045
Amortization of intangible assets	275	271	267	264	1,077
Interest income	55	59	62	71	247
Income before income taxes	1,489	2,992	3,236	9,928	17,645
Recovery of income taxes	-	-	-	(6,247)	(6,247)
Income for the period	1,489	2,992	3,236	16,175	23,892
Other comprehensive income (loss)	(265)	(553)	396	(832)	(1,254)
Income and other comprehensive income	1,224	2,439	3,632	15,343	22,638
Basic earnings per share (3)	0.06	0.12	0.13	0.65	0.97
Diluted earnings per share (3)	0.06	0.12	0.12	0.62	0.93

(3) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

Management’s Discussion & Analysis | 13

The fluctuations in reported results for the last eight quarters resulted primarily from the following factors:

•	Product revenue increase reflects the incremental sales from the Company’s U.S. operations following the acquisition of Innocutis in April 2015;

•	Product revenue increase also reflects the growth in revenues generated by the Canadian commercial operations as a result of significant growth in market penetration of Epuris in the Canadian market as well as the launch of Vaniqa in mid-2015;

•	Increases in selling and marketing expenses, primarily as a result of the Innocutis acquisition;

•	In Q4 2015, the Company recognized a deferred tax asset, which contributed $6.2 million to net income. This represents an EPS impact of $0.24 per basic share; and,

•	In Q3 2014, the Company recognized a deferred tax asset, which contributed $4.7 million to net income. This represented an EPS impact of $0.18 per basic share.

Liquidity and Capital Resources

As at December 31, 2015, the Company has cash and cash equivalents of $27.2 million, compared to $45.4 million as at December 31, 2014. During the year ended December 31, 2015 the Company generated net cash from operating activities (before working capital changes) of $10.2 million and utilized cash of $7.4 million to acquire new products, as well as $9.0 million related to the purchase of Innocutis.

The balance of accounts receivable was $16.3 million at December 31, 2015, compared to $12.3 million as at December 31, 2014. This increase reflects the increased revenues from Cipher’s U.S. sales activities.

The balance of accounts payable and accrued liabilities was $13.4 million at December 31, 2015 compared to $9.7 million as at December 31, 2014. In addition, as a result of the acquisition of Innocutis, the Company now has provisions of $4.4 million in current liabilities compared to nil at the end of 2014. The increases in both of these balances reflects the higher levels of sales activities from the U.S. operations.

Deferred revenue relates to amounts received in advance of recognition as revenue. The balance of $0.8 million at December 31, 2015 relates to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN distribution and supply agreement, net of revenue recognized to date. The deferred revenue balance at December 31, 2014 was $2.3 million and the decrease relates to revenue recognized during the year.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products.

As at December 31, 2015, there are no finance lease contractual obligations. The only significant operating lease contractual obligations are related to the Company’s office locations. The lease for the Company’s Canadian premises expires at the end of December 2018. The lease for the Company’s U.S. premises was extended until the end of February 2016. A new lease obligation was signed for the Company’s U.S. premises, which is effective February 22, 2016 and expires in January 2023.

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At December 31, 2015, the Company had 26,058,246 common shares issued and outstanding. Subsequent to year-end, 20,090 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 26,078,336 as of the date of this MD&A.

A total of 533,484 stock options were granted during 2015.

Share-based compensation expense in 2015 was $2.2 million, compared to $1.2 million in 2014. In 2015 the Company’s long term incentive programs were extended to the new employees who joined following the Innocutis acquisition.

14 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

Galephar Pharmaceutical Research Inc.

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various territories. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

Critical Accounting Estimates

A summary of significant accounting policies is included in Note 4 of the Company’s 2015 audited consolidated financial statements. Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results. Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances. Changes in management’s accounting estimates can have a material impact on the financial results of the Company. The Company’s critical accounting estimates are included in Note 4 of the Company’s 2015 audited consolidated financial statements and are described below.

Revenue Recognition

Management uses judgement in determining revenue recognition. The Company records revenue on a gross basis for sales in which the Company acts as the principal (product revenue) and on a net basis (licensing revenue) for sales in which the Company in substance acts as an agent in the transaction. For certain licensing partners, in accordance with the terms of the respective agreements, the Company is required to arrange for the supply of finished product from Galephar. Under the terms of the Company’s arrangement with Galephar, the Company retains 50% of all amounts earned under the licensing and distribution agreements with the other 50% due to Galephar. Accordingly, associated licensing revenues are recognized net of the amounts due to Galephar.

Licensing revenue is comprised of up-front payments, pre-commercialization milestones, post-commercialization milestones, royalties and product supply fees. For up-front licensing payments and pre-commercialization milestones, revenue is deferred and recognized on a straight-line basis over the estimated term that the Company provides services and when the costs of fulfilling the Company's contractual obligations can be measured reliably. Post-commercialization milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition of future deliverables and collectability is reasonably assured. Otherwise, these milestone payments are recognized as revenue over the remaining term of the underlying agreement or the estimated service term for which the Company maintains contractual obligations. Royalty revenue is recognized in the period in which the Company earns the royalty. Product supply fees are recognized when the finished products are shipped from Galephar to the Company's licensing partners, at which time ownership is transferred. Up-front payments, pre-and post-commercialization milestones, royalties and product supply fees represent the Company’s 50% share of revenue from agreements with licensing partners, after amounts due to Galephar.

Product revenue is recognized when it is probable that the economic benefits will flow to the Company, the significant risks and benefits of ownership are transferred (upon delivery of product to the Company's customers), the price is fixed or determinable and collectability is reasonably assured. Product revenue represents the amounts receivable after the deduction of discounts, estimate future rebates, returns and other adjustments. The methodology and assumptions used to estimate rebates, returns and other adjustments are monitored and adjusted in light of contractual and historical information.

DEFERRED Income Taxes

Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits. Significant judgment is required to determine the probable future cash flows in order to recognize the deferred tax asset. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred tax assets. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable income for the asset to be recovered.

Management’s Discussion & Analysis | 15

Intangible Assets

Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

FUNCTIONAL CURRENCY

Management uses judgment when determining its functional currency. This determination includes an assessment of the indicators as prescribed in IAS 21, The Effects of Changes in Foreign Exchange Rates. However, applying the factors in IAS 21 does not always result in a clear indication of functional currency. Where IAS 21 factors indicate differing functional currencies, management uses judgment in the ultimate determination of the functional currency. Significant judgment is required in this overall assessment of the indicators and determination of the Cipher’s functional currency.

impairment of non-financial assets

Management uses judgment when reviewing non-financial assets for impairment. The Company reviews assets such as property and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Recoverable amount is the higher of an asset’s fair value less the cost of disposal and value in use, (being the present value of the expected future cash flows of the relevant asset or CGU), as determined by management. Any impairment losses are recognized immediately in the consolidated statements of earnings and comprehensive income. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

business combinations

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3, Business Combinations (IFRS 3). This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs, processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business.

Financial Instruments

At December 31, 2015, financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, other long term liability, senior secured notes and a derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statement of earnings and comprehensive income and is classified as Level 2 in the fair value hierarchy. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are measured at amortized cost and their fair values approximate carrying values.

The senior secured notes are measured at amortized cost. At December 31, 2015, the fair value of the senior secured notes approximates their face value of $40.0 million. The fair value is based on cash flows discounted using a rate based on the borrowing rate.

The Company's financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

16 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

Risk Factors

Reference is made to the description of risk factors with respect to the Company and its business in the Company’s most recently filed Annual Information Form filed on SEDAR at www.sedar.com and in the corresponding Form 40-F, and to related information in other filings with Canadian and U.S. securities regulatory authorities. Reference is also made to the risk factors set out below.

Our success depends, in large measure, on our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect.

Currently, the majority of our marketed product pipeline is in-licensed from Galephar. If we breach our underlying agreement, Galephar could terminate the agreement in its entirety, or with respect to any particular product. Additionally, the Company works with other partners in the specialty pharmaceutical industry.

Factors that may affect the success of our collaborative efforts with pharmaceutical company partners (including Galephar) include, but are not limited to, the following:

•	our partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products as to which they are collaborating with us, which could affect their commitment to our product development efforts;

•	our partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues;

•	reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our commercial partners may reduce future revenues, which will be based on a percentage of net sales by these partners; and

•	our partners may terminate their collaborations with the Company, which could make it difficult for us to attract new partners or adversely affect how we are perceived in the business and financial communities.

While the Company attempts to minimize risk by maintaining strong relationships with its partners and focusing on improving products that have already had market success, the development, marketing and commercialization of pharmaceutical products is a process that requires large investments and can take years to complete. Projects can be abandoned along the way or regulatory authorities can refuse to approve new products.

Cipher may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

Cipher regularly reviews acquisition opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular acquisition. Despite Cipher’s efforts, it may be unsuccessful in identifying and/or evaluating all such risks. As a result, Cipher may not realize the expected benefits and synergies of any given acquisition. If Cipher fails to realize the expected benefits and/or synergies from one or more acquisitions, or does not identify all of the risks associated with a particular acquisition, this could have a material adverse effect on Cipher’s business, financial condition and results of operations.

In addition, Cipher may fail to discover liabilities of any acquired companies for which it may be responsible as a successor owner or operator in spite of any investigation made prior to the acquisition. Such discoveries may divert significant financial, operational and managerial resources from existing operations, and could have a material adverse effect on Cipher’s business, financial condition and results of operations.

The Corporation may be unable to identify, acquire or integrate acquisition targets successfully.

Part of Cipher’s business strategy includes identifying, acquiring and integrating businesses, products, pharmaceuticals or other assets that Cipher believes are complementary to its existing businesses, products, pharmaceuticals or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth.

Acquisitions or similar arrangements may be complex, time consuming and expensive. Cipher may enter into negotiations for an acquisition but determine not to, or be unable to, complete any particular acquisition or other arrangement, which could result in a significant diversion of management and other employee time, as well as substantial out-of-pocket fees and costs.

If an acquisition or other arrangement is completed, the integration into Cipher’s business with the business, product or asset that is so acquired or subject to such other arrangement may also be complex and time-consuming and, if any such business, product and/or asset is not successfully integrated, Cipher may not achieve the anticipated benefits, cost-savings or growth opportunities and may experience other opportunity costs.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may not advance or enhance Cipher’s business strategy as anticipated (or to an extent that the cost of such acquisitions and other arrangements would be justified), and they may expose Cipher to increased competition or challenges with respect to Cipher’s products or geographic markets and expose Cipher to additional liabilities, including litigation, tax and successor liability risks, associated with any business, product or other asset that is acquired or subject to such other arrangement.

Management’s Discussion & Analysis | 17

Any one of these challenges or risks could impair Cipher’s ability to realize any benefit from any such acquisition or other arrangement and this could have a material adverse effect on Cipher’s business, financial condition and results of operations.

Cipher currently conducts certain of its operations through U.S. subsidiaries and certain of its assets are held in such entities.

Cipher currently conducts certain of its operations through U.S. subsidiaries and certain of its assets are held in such entities. Cipher may thus be subject to a number of associated risks which are beyond its control. These risks include, but are not limited to: changes of laws affecting foreign ownership, fluctuations in exchange rates, as well as government participation, taxation, royalties, duties, inflation, exchange control and repatriation of earnings. While these factors cannot be accurately predicted, Cipher believes the relative risk of operations in the United States is low on a world wide scale. In particular, the ability of Cipher’s U.S. subsidiaries to make payments to the parent corporation may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the United States. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Cipher’s ability to fund its operations. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse effect on Cipher’s business, financial condition and results of operations.

Cipher may not be able to continue to meet certain covenants under its existing credit facilities and inability to meet these covenants could result in acceleration of the Company’s long term liabilities.

Cipher’s credit facilities, specifically the Notes, require the Company to maintain specified coverage ratios and satisfy financial covenants. There can be no assurance that Cipher will be able to continue to meet the covenants under its existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their security under such credit facilities. This could have a material adverse effect on Cipher’s business, financial condition and results of operations. The credit facility also contains restrictive covenants.

The restrictions in our credit facilities governing our other indebtedness may prevent Cipher from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject the Company to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions, beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. If Cipher is unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

Disclosure Controls and Procedures

Cipher’s management is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed to satisfy the Company’s continuous disclosure obligations is recorded, processed, summarized and reported as required by applicable Canadian securities legislation. Management has carried out an evaluation of the effectiveness as of December 31, 2015 of the design and operation of the disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, under the supervision and with the participation of the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”). Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Board of Directors has reviewed and approved the Company’s policy regarding corporate Disclosure Controls and Procedures. Management has certified that as at December 31, 2015 the design and operation of the disclosure controls and procedures continues to be effective.

Effective April 13, 2015, the Company acquired 100% of the outstanding members’ interests of Innocutis. The results of Innocutis' operations have been included in the consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Innocutis and integrate them with those of the Company. As a result, the Innocutis operations have been excluded in the Company’s assessment of disclosure controls and procedures and internal controls over financial reporting. The Company is in the process of integrating the Innocutis operations and will be expanding its disclosure controls and procedures and internal control over financial reporting compliance programs to include Innocutis. The acquisition date financial information for Innocutis is included in the discussion regarding the acquisition contained in this MD&A and in Note 6 of the consolidated financial statements.

18 | Cipher Pharmaceuticals Inc. 2015 Fourth Quarter Report

Cipher’s management is responsible for designing and implementing internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. As required under National Instrument 52-109, the Company, under the supervision and with the participation of the CEO and the CFO, has carried out a review of its internal controls over financial reporting. Based on this evaluation, the Company’s CEO and CFO concluded that the Company has designed and implemented such internal controls over financial reporting so as to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes and that there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. In assessing its internal controls over financial reporting, the Company utilizes the Internal Control - Integrated Framework (2013) as released by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Discussion & Analysis | 19